CUSAC	Vancouver, B.C. V6C 1V5
gold mines ltd.	911 – 470 Granville St.

For Immediate Release.  Vancouver, BC, June 1, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that as required by Section 2.2 of National Instrument 54-101, please be advised that the Annual and Special General Meeting for Cusac Gold Mines Ltd. (the “Issuer”) scheduled for June 27, 2005 has been postponed until July 27, 2005 due to other business matters.

CUSAC GOLD MINES LTD.

PER:

David H. Brett	For Further Information Call: 1-800-670-6570 (Canada)
President & CEO	Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.